Exhibit 10.1

August 16, 2004

Charles E. Peters, Jr.

26 Loch Ridge Drive

Greensboro, North Carolina 27408

Dear Charlie:

We are pleased to offer you the position of Executive Vice President, Chief Financial Officer at Red Hat, Inc. (“Red Hat” or the “Company”). Your start date is scheduled for August 30, 2004 and you will report to Matthew Szulik, CEO. You will be based in Raleigh, North Carolina at our corporate headquarters.

Compensation and Benefits

Your initial salary will be $275,000.00 on an annualized basis, to be paid in accordance with the customary pay procedures established by the Company as modified from time to time. Currently, salaries are paid twice per month. In addition, you will be eligible to participate in Red Hat’s Executive Variable Compensation Plan (EVC Plan)with a target bonus of $200,000 on an annualized basis (currently structured to be payable, if earned, on a annual basis). To facilitate your relocation, the Company will guarantee an EVC plan bonus payment of not less than $50,000 for the fiscal year 2005, i.e., approximately half of your target for the remainder of the fiscal year will be earned (assuming a start date on or before September 1, 2004).

You may also expect the company to arrange for movement of your household goods to the area as well as covering your costs associated with sale of your home in Greensboro – i.e., real estate commission, typically reimbursed miscellaneous closing costs, closing costs related to the purchase of your home in Raleigh, as well as tax gross-up of non-deductible reimbursed expenses. To the extent the Company can reduce the tax impact of the gross up of such closing costs by treating the sale of your current residence through a Buyer Value Option with the company’s chosen Relocation company, we would ask that you cooperate with such firm to ensure this significant savings can be realized. We understand that you will elect to defer the relocation of your family until the close of the school year. The company will reimburse you for the cost of a one-bedroom corporate apartment in the Raleigh area for these nine months.

You are also entitled to the Company’s other regular benefit plans. Red Hat currently offers the following benefits:

•	Comprehensive major medical/dental/vision insurance plan

•	Flexible benefits plan for payment of medical and/or dependent care expenses

•	Life Insurance

•	401k with Company match

•	Short and Long Term Disability

•	Employee Stock Purchase Plan

•	Educational Reimbursement

You will be eligible to participate in these and other benefit programs subject to the terms and conditions established by the Company from time to time. For a more detailed understanding of the benefits and the eligibility requirements, please consult the summary plan descriptions for the programs which will be made available to you. The Company has the right to change, modify or terminate any existing benefits at any time.

In addition, and subject to the approval of the Company’s Board of Directors, the Company will grant you a total of 350,000 stock options, pursuant to the terms and conditions of the Company’s 1999 Stock Option Plan, as amended, (the “Plan”). You will be granted 200,000 stock options on first grant date (after start date in this role) with Red Hat. The exercise price shall be the fair market value of the shares at the time of grant by the Board of Directors. The remaining 150,000 will be granted 50,000 per month on the one month anniversary of the original grant until the full 350,000 is granted or on another such pre-agreed schedule of your choosing. Red Hat must be informed, in writing, of any alternate schedule no later than August 30, 2004. The schedule cannot be changed after this date. The exercise price of these later grants shall be the fair market value of the shares at the time of grant by the Board of Directors . All options will be issued on the next grant date in accordance with our stock option plan.

As an alternative to the 350,000 options offered above, you may elect to reduce the number of options in return for restricted stock. One option can be traded for .35 restricted shares (i.e., 2.86 options may be traded for 1 restricted share). No more than 210,000 options may be traded, so the maximum number of restricted shares chosen would be 73,500. Options will be granted 50% on first grant date after hire, with the remainder granted equally per month over the first, second, and third month anniversary of the original grant or on another such pre-agreed schedule of your choosing. Red Hat must be informed, in writing, of any alternate schedule no later than August 30, 2004. Restricted stock will granted on date of hire

You also become first eligible for an “annual” grant starting in the year 2005. Such “annual” grants are typically granted in July of each year, but may vary according to the discretion of the Board of Directors. Under current granting guidelines, which are subject to review and change by the Board of Directors, you could expect to receive an annual grant of 140,000 options. Of course, your individual performance may impact the size of this grant.

Subject to approval of the Company’s Board of Directors, in the event of a change of control of Red Hat, Inc. (where change of control is defined as a change in ownership of greater than 50% of the outstanding shares of the Corporation) and in the event that your employment is involuntarily terminated for reasons other than for cause or constructively terminated as a result of such change of control (where constructive termination is defined as the individual not being offered a position of a similar level and responsibility in the combined company as the individual held in the Corporation) then 100% of your remaining unvested options will immediately vest and be exercisable.

Terms and Conditions of Employment

By accepting this offer of employment, you warrant to Company that you are available to render services as contemplated herein. Specifically, it is a condition of this offer that you are not subject to a restrictive covenant or other prohibition that would prevent you from working in this capacity (i.e., that you have not entered into any agreements with previous employers which are in conflict with your obligations to Red Hat).

You also will be required to sign Red Hat’s Non-Competition and Employee Non-Disclosure and Developments Agreement(s)as a condition of your employment with the Company. The Agreement(s) must be signed and returned to the Company on or before August 27, 2004.

Your employment will be terminable at will, which means that either you or the Company may terminate your employment at any time and for any or no reason. In the event your employment is terminated by Red Hat for reasons other than cause, you will be eligible for a severance package, payable upon signing a general release, that equals one year of base pay.

Please sign the letter where indicated below to acknowledge your acceptance of this offer. This offer will terminate if not accepted, signed, and returned by August 19, 2004.

Charlie, we look forward to your favorable response and welcome you to the Red Hat team!

You will be an incredible addition to our Red Hat leadership team.

Sincerely,

/s/ Mary Sutton
Mary Sutton VP, Human Capital

c.c. Matthew Szulik

Agreed to and accepted:	/s/ Charles E. Peters, Jr.	Date:	8/18/04